AH 3/7/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003195

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43582

RECEIVED MAR 01 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
John Hancock Funds, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Huntington Avenue
(No. and Street)

Boston, Massachusetts 02199
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey H. Long 617-375-6823
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

200 Clarendon Street Boston, Massachusetts 02116
(Address) (City) (State) Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3/26/02

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Jeffrey H. Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Hancock Funds, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Controller

Title

Notary Public

My commission expires June 14, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITES AND EXCHANGE COMMISION

WASHINGTON D.C.

ANNUAL AUDITED REPORT

CONFIDENTIAL PURSUANT TO RULE 17A-5(E)(3)

DATE--DECEMBER 31, 2001

JOHN HANCOCK FUNDS, INC.
(Name of Respondent)

101 Huntington Avenue, Boston, Massachusetts 02199
(Address of principal executive office)

Jeffrey H. Long
Controller
John Hancock Funds, Inc.
101 Huntington Avenue, 9th Floor
Boston, Massachusetts 02199

(Name and address of person authorized to receive notices and communication from the Securities and Exchange Commission)

John Hancock Funds, Inc

Annual Audited Report

December 31, 2001

Contents



■ Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

■ Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

To the Board of Directors
John Hancock Funds, Inc.

We have audited the accompanying statements of financial condition of John Hancock Funds, Inc. (the Company) as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Funds, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV for the year ended December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 4, 2002

John Hancock Funds, Inc

Statements of Financial Condition

	December 31	
	2001	2000
	(In thousands)	
Assets		
Cash and cash equivalents	**$ 29,690**	$ 35,465
Commissions and distribution fees receivable *(Note 3)*	**1,908**	2,324
Due from affiliated companies *(Note 3)*	**961**	3,426
Prepaid expenses	**630**	423
Deferred selling commissions *(Notes 2 and 4)*	**141,914**	185,116
Investments *(Note 2)*	**15**	15
Deferred income tax benefit *(Notes 2 and 6)*	**1,759**	1,523
Furniture and equipment, net *(Notes 2 and 5)*	**624**	1,740
Other assets	**337**	361
Total assets	**$ 177,838**	$ 230,393
Liabilities and shareholder's equity		
Accounts payable and accrued expenses	**$ 2,116**	$ 4,471
Commissions and distribution expenses payable *(Note 3)*	**10,117**	10,950
Accrued compensation	**6,079**	7,435
Due to affiliated companies *(Note 3)*	**2,791**	1,272
Deferred income taxes *(Notes 2 and 6)*	**31,774**	61,813
Accrued pension cost *(Note 8)*	**1,616**	1,363
Total liabilities	**54,493**	87,304
Shareholder's equity:		
Common stock, par value $1.00 per share; authorized and outstanding, 1,000 shares	**1**	1
Additional paid-in capital	**222,531**	223,531
Accumulated deficit	**(99,187)**	(80,443)
Total shareholder's equity	**123,345**	143,089
Total liabilities and shareholder's equity	**$ 177,838**	$ 230,393

See accompanying notes.

John Hancock Funds, Inc.

Statements of Operations

	Year ended December 31	
	2001	**2000**
	(In thousands)	
Revenues:		
Selling commissions *(Note 2)*	**$ 43,215**	$ 96,426
Fees earned pursuant to Rule 12b-1 distribution plans *(Notes 2 and 3)*	**133,471**	153,521
Dividends and interest	**848**	1,990
	177,534	251,937
Expenses:		
Selling commissions *(Note 2)*	**104,185**	165,979
Distribution expenses *(Notes 2 and 3)*	**46,851**	49,953
Other selling, general and administrative expenses	**52,948**	61,648
Interest expense *(Note 3)*	**1,702**	2,867
Parent company service fees *(Note 3)*	**4,694**	3,766
	210,380	284,213
Loss before income tax benefit and cumulative effect of a change in accounting principle	**(32,846)**	(32,276)
Income tax benefit ***(Notes 2 and 6)***	**14,114**	11,910
Loss before cumulative effect of a change in accounting principle	**(18,732)**	(20,366)
Cumulative effect of a change in accounting principle, net of income taxes of $6 ***(Note 11)***	**12**	
Net loss	**$ (18,744)**	$ (20,366)

See accompanying notes.

John Hancock Funds, Inc.

Statements of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
	(In thousands)			
Balance at January 1, 2000	$ 1	$ 241,931	$ (60,077)	$ 181,855
Return of capital *(Note 3)*		(18,400)		(18,400)
Net loss			(20,366)	(20,366)
Balance at December 31, 2000	**$ 1**	**$ 223,531**	**$ (80,443)**	**$ 143,089**
Return of capital *(Note 3)*		**(1,000)**		**(1,000)**
Net loss			**(18,744)**	**(18,744)**
Balance at December 31, 2001	**$ 1**	**$ 222,531**	**$ (99,187)**	**$ 123,345**

See accompanying notes.

John Hancock Funds, Inc.

Statements of Cash Flows

	Year ended December 31	
	2001	**2000**
	(In thousands)	
Operating activities		
Net loss	**$ (18,744)**	$ (20,366)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	**79,931**	103,367
Change in operating assets and liabilities:		
Commissions and distribution fees receivable	**416**	(605)
Due to/from affiliated companies	**3,984**	(792)
Prepaid expenses	**(207)**	106
Deferred selling commissions	**(35,521)**	(58,595)
Other assets	**24**	(125)
Accounts payable, accrued expenses and accrued compensation	**(3,711)**	1,172
Commissions and distribution expenses payable	**(833)**	(422)
Accrued pension cost	**253**	287
Deferred income taxes	**(30,275)**	(15,379)
Net cash provided by (used in) operating activities	**(4,683)**	8,648
Investing activity		
Purchase of furniture and equipment	**(92)**	(236)
Purchase of investment securities available for sale		(3)
Net cash used in investing activities	**(92)**	(239)
Financing activity		
Return of Capital Contribution to John Hancock Advisers, Inc.	**(1,000)**	(18,400)
Net cash used in financing activity	**(1,000)**	(18,400)
Decrease in cash and cash equivalents	**(5,775)**	(9,991)
Cash and cash equivalents at beginning of year	**35,465**	45,456
Cash and cash equivalents at end of year	**$ 29,690**	$ 35,465

See accompanying notes.

John Hancock Funds, Inc.

Notes to Financial Statements

December 31, 2001

1. Corporate Organization

John Hancock Funds, Inc. (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934 (the Act). The Company was incorporated in the State of Delaware on January 19, 1991 and is a wholly-owned subsidiary of John Hancock Advisers, Inc. (Advisers). Advisers is a wholly-owned subsidiary of The Berkeley Financial Group, Inc. (the Berkeley Group), a wholly-owned subsidiary of John Hancock Subsidiaries, Inc. (Subsidiaries), which is, in turn, a wholly-owned subsidiary of John Hancock Financial Services, Inc. (John Hancock).

The Company serves as wholesale distributor and/or underwriter throughout the United States for the registered investment companies (the Funds) managed by the Berkeley Group.

2. Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Fair Values of Financial Instruments

The carrying amounts of the financial instruments in the accompanying balance sheets approximate fair value.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers highly liquid investments with an initial maturity of less than three months to be cash equivalents. These investments are recorded at amortized cost.

Deferred Selling Commissions

The Company pays a selling commission to the selling broker/dealer for Class B Fund sales, which also carry contingent deferred sales charges (CDSC). These selling commissions are recorded as deferred selling commissions and amortized on a straight-line basis over periods not exceeding six years, intending to approximate the period of time expected to be benefited and during which fees earned pursuant to Rule 12b-1 distribution plans are received from the Funds and CDSC payments are received from shareholders of the Funds. Upon receipt of CDSC payments, the Company records additional amortization to estimate any remaining unamortized deferred costs applicable to the shares redeemed.

Investments

Investments are carried at cost, which approximates fair market value. Dividends and interest are recorded on the accrual basis.

Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which range from three to seven years. Costs associated with the development of new computer software systems or significant enhancements to existing systems are capitalized and amortized over three years. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Upon retirement or sale, the asset cost and related accumulated depreciation are removed from the accounts, and any gain or loss is credited to or charged against income.

Revenue Recognition

Selling commissions, including CDSC commissions, are recorded on the trade date. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The operations of the Company are included with those of Subsidiaries in the filing of a consolidated federal income tax return. The Company has computed its income tax provision on a separate-entity basis using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The income tax benefit is the estimated amount that will be received by the Company from Subsidiaries based upon its tax-sharing agreement.

3. Related-Party Matters

Due to the nature of its business, the Company has various agreements with related parties.

Distribution Agreements

As the wholesale distributor and/or underwriter for the Funds managed by the Berkeley Group, the Company has distribution agreements with the Funds pursuant to which the Company earns selling commissions by making the Funds available to broker/dealers unrelated to John Hancock and to registered representatives of Signator Investors, Inc, (Signator) an indirect, wholly-owned subsidiary of John Hancock. The Company reimburses Signator for certain marketing expenses. These reimbursements totaled $1,582,000 and $2,186,000 in 2001 and 2000, respectively.

Rule 12b-1 Distribution Plans

The Company has entered into Rule 12b-1 distribution plans adopted by certain Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended, which are subject to annual review and approval by the independent trustees of each of the Funds. Under the terms of the distribution plans, each Fund makes monthly payments (fees earned pursuant to Rule 12b-1 distribution plans) which will not exceed the lesser of a set percentage of each Fund's average daily net assets on an annual basis or the pro rata share of the Company's distribution expenses incurred on behalf of each Fund. Commissions and distribution fees receivable at December 31, 2001 and 2000 includes $1,750,000 and $2,027,000, respectively of 12b-1 service fee revenue due from the Funds.

3. Related-Party Matters (continued)

Distribution Plan Service Agreement

The Company has entered into a Distribution Plan Service Agreement (the DPS Agreement) with Signator under which the Company pays Signator selling commissions and distribution expenses for distributing certain Funds. The Company paid selling commissions and distribution expenses of $20,062,000 and $25,249,000 for the years ended December 31, 2001 and 2000, respectively, in connection with this agreement. Commissions and distribution fees payable at December 31, 2001 and 2000 includes $912,000 and $1,022,000 respectively, of combined selling commissions and Rule 12b-1 service fees due to Signator.

Due from/to Affiliated Companies

Due from affiliated companies at December 31, 2001 and 2000 represents certain expenses paid by the Company on behalf of the Berkeley Group, Sovereign Asset Management Corp. (SAM Co.), Transamerica Fund Manangement Company (TFMC) and Transamerica Fund Distritutors, Inc. (TFD). SAM Co. is an indirect, wholly-owned subsidiary of John Hancock. The remainder in 2001 and 2000 represents amounts due from John Hancock for commissions on life insurance products.

Due to affiliated companies at December 31, 2001 and 2000 represents certain expenses paid by John Hancock, Advisers, Signator, John Hancock Signature Services, Inc. (Signature Services) and John Hancock Advisers International Limited (Ireland) (International Ireland). Signature Services is an indirect, wholly-owned subsidiary of John Hancock.

Other Related-Party Matters

The Company paid approximately $10,713,000 and $4,320,000 in federal taxes to Subsidiaries and Advisers for 2001 and 2000, respectively, and $226,000 and $97,000 in State taxes in 2001 and 2000, respectively.

The Company made return of capital contributions of $1,000,000 and $18,400,000 to Advisers during 2001 and 2000, respectively.

The Company pays a treasury service fee to Advisers based on Advisers' interest expense on its borrowings to fund commissions paid on sales of the Funds Class B shares. The fee paid amounted to $1,702,000 and $2,867,000 in 2001 and 2000, respectively.

The Company pays rent to Advisers based on the percentage of floor space occupied by the Company in relation to the total floor space occupied by the Berkeley Group. Rent expense amounted to $2,445,000 and $2,102,000 in 2001 and 2000, respectively.

3. Related-Party Matters (continued)

Other Related-Party Matters (continued)

John Hancock pays certain expenses of the Company directly and is reimbursed for these services (parent company service fees). The Company also pays John Hancock for certain insurance coverage.

The Company maintains cash deposits at First Signature Bank, which is an indirect wholly-owned subsidiary of John Hancock. The total on deposit at First Signature Bank amounted to $2,429,000 and $113,000 at December 31, 2001 and 2000, respectively. These balances are included in cash and cash equivalents.

As more fully described in Note 8, the Company participates in a defined benefit pension plan, a non-qualified pension plan, and a defined benefit postretirement plan sponsored by John Hancock. The Company also participates in a defined contribution plan and a deferred compensation plan sponsored by the Berkeley Group.

Certain directors and officers of the Company are officers, directors and/or Trustees of Advisers, Signator, Signature Services, SAM Co., NM Capital, the Berkeley Group, the Funds and/or officers of John Hancock.

4. Deferred Selling Commissions

The deferred selling commissions are as follows:

	2001	2000
	(In thousands)	
Balance at January 1	**$ 185,116**	$ 228,906
Additions	**35,521**	58,595
Amortization	**(78,723)**	(102,385)
Balance at December 31	**$ 141,914**	$ 185,116

5. Furniture and Equipment

Furniture and equipment is comprised of the following:

	2001	2000
	(In thousands)	
Office equipment and computer software	**$ 5,784**	$ 5,692
Furniture and fixtures	**332**	332
	6,116	6,024
Less accumulated depreciation and amortization	**5,492**	4,284
	$ 624	$ 1,740

Depreciation and amortization expense for the years ended December 31, 2001 and 2000 amounted to $1,005,000 and $1,193,000, respectively.

6. Income Taxes

Significant components of the Company's recognized gross deferred tax liabilities and assets are as follows:

	2001	2000
	(In thousands)	
Deferred tax liabilities:		
Deferred selling commissions	**$ 31,702**	$ 61,512
Software development costs	**72**	301
Total deferred tax liabilities	**31,774**	61,813
Deferred tax assets:		
Book over tax depreciation	**65**	98
Pension obligation	**627**	607
OPEB obligation	**603**	557
Long-term incentive program	**312**	206
Charitable contributions carryover	**139**	
Severance	**13**	55
Total deferred tax assets	**1,759**	1,523
Net deferred tax liabilities	**$ 30,015**	$ 60,290

6. Income Taxes (continued)

Significant components of income tax (expense) benefit are as follows:

	2001	2000
	(In thousands)	
Current:		
Federal	**$ (15,792)**	$ (3,401)
State	**(362)**	(68)
Total current	**(16,154)**	(3,469)
Deferred:		
Federal	**25,536**	14,001
State	**4,732**	1,378
Total deferred	**30,268**	15,379
	$ 14,114	$ 11,910

The reconciliation of the income tax benefit attributable to operations computed at the U.S. federal statutory tax rates to the income tax benefit is as follows:

	2001	2000
	(In thousands)	
Tax at U.S. statutory rates	**$ 11,496**	$ 11,297
State income taxes, net of federal tax benefit	**2,840**	851
Nondeductible expenses	**(222)**	(238)
	$ 14,114	$ 11,910

7. Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001 and 2000, the Company had net capital, as defined, of $8,889,000 and $12,315,000, respectively. The minimum net capital requirements at December 31, 2001 and 2000 were $1,515,000 and $1,699,000, respectively. The Company's net capital ratio was 2.56 to 1 and 2.07 to 1 at December 31, 2001 and 2000, respectively, whereas the maximum allowable ratio was 15 to 1.

8. Employee Benefit Plans

All full-time employees of the Company participate in a defined benefit pension plan (the Plan) sponsored by John Hancock. For each of the years ended December 31, 2001 and 2000 net accrued pension costs of $601,000 are included in the statements of financial condition. There was no pension expense during the years ended December 31, 2001 and 2000, respectively. Information reflecting the components of net periodic pension cost, the actuarial present value of the benefit obligations and the funded status attributable to the Company's employees is not segregated within the Plan.

The Company participates in the John Hancock non-qualified pension plan (the Non-Qualified Plan). The Non-Qualified Plan is unfunded and provides certain management employees with defined pension benefits in excess of limits imposed by federal tax law and the Plan sponsored by John Hancock. During 2001 and 2000, John Hancock allocated $94,000 and $162,000 of pension expense to the Company for the Non-Qualified Plan. Accrued pension costs related to the Non-Qualified Plan of $1,011,000 and $758,000 at December 31, 2001 and 2000, respectively, are included in the statement of financial condition. Information reflecting the accumulated plan benefits and plan net assets available for benefits attributable to Company employees are not segregated within the Non-Qualified Plan.

The Company participates in a defined benefit post-retirement plan (the Post-Retirement Plan) sponsored by John Hancock which provides medical, dental and life insurance benefits to employees with more than fifteen years of service. The Post-Retirement Plan is unfunded. During 2001 and 2000, John Hancock allocated $17,000 and $251,000, respectively, of post-retirement expenses to the Company for the Post-Retirement Plan. Accrued post-retirement benefit costs of $1,358,000 and $1,303,000 at December 31, 2001 and 2000, respectively, are included in the statements of financial condition. Information reflecting the components of net periodic post-retirement benefit cost and the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the Post-Retirement Plan.

Employees of the Company with more than six months of service may participate in a defined contribution savings plan, The Investment-Incentive Plan for the Employees of the Berkeley Financial Group, sponsored by the Berkeley Group. The Company may make a discretionary matching contribution equal to a percentage of the elective deferrals of each participant. The Company has made elective matching contributions of 4% and 2% of the elective deferrals of each participant for the years ended December 31, 2001 and 2000, respectively. The Company's contribution for the years ended December 31, 2001 and 2000 totaled $480,000 and $256,000, respectively.

8. Employee Benefit Plans (continued)

The company offers postemployment benefits related to severance, disability, life insurance and health care to be paid for inactive employees. A liability of $219,000 and $123,000 net of income taxes of $120,000 and $73,000 was recognized in the financial statements for the years ended December 31, 2001 and 2000, respectively.

The Company established a deferred compensation plan whereby eligible employees can elect to defer compensation amounts to supplement other retirement benefits provided by the Company's other retirement plans. The plan is non-qualified and is for highly compensated employees. Compensation amounts deferred are segregated in a Rabbi Trust (the "Trust"). The assets of the Trust are considered restricted assets of the Company. The Trust is funded solely by participants' deferred compensation, not by the Company. The Trust assets, included in other assets in the balance sheet, amounted to $154,000 and $274,000 at December 31, 2001 and 2000, respectively.

Certain employees of the Company also participate in the John Hancock 1999 Long-term Stock Incentive Plan, under which shares and options to purchase shares of John Hancock common stock are granted. The Company was not allocated any compensation expense in 2001 and 2000 as the result of stock or option grants under the plan. The exercise price of options is equal to fair market value at the date of the grant.

9. Contingencies

The Company is involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

10. Lease Commitments

The Company has entered into operating leases with unrelated parties for office space and equipment. Minimum payments required under the leases are as follows (in thousands):

		Office Space	Equipment
Year ending December 31,	2002	$ 132	$ 59
	2003	55	3
	2004	8	1
	2005		
	2006		
	Thereafter		
		$ 195	$ 63

Rent expense for the years ended December 31, 2001 and 2000 was $574,000 and $855,000, respectively.

11. Cumulative Effect of Accounting Changes

During the first quarter of 2001, the Company changed the method of accounting for the recognition for deferred gains and losses considered in the calculation of the annual expense for its employee pension plan under Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions", and for its postretirement health and welfare plans under SFAS No.106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company changed the method of recognizing gains and losses from deferral within a 10% corridor and amortization of gains outside this corridor over the future working careers of the participants to deferral within a 5% corridor and amortization of gains and losses outside this corridor over the future working careers of the participants. The new method is preferable because in the Company's situation, it produces results that more closely match current economic realities of the Company's retirement and welfare plans through the use of the current fair values of assets while still mitigating the impact of extreme gains and losses. As a result, on January 1, 2001, the Company recorded a debit of $12,000 (net of tax of $6,000), related to its employee benefit pension plans. The pro forma results, assuming this change in accounting had taken place as of the beginning of 2000, would not be materially different from the reported results.

SCHEDULE I—COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JOHN HANCOCK FUNDS, INC.

DECEMBER 31, 2001

	(In thousands)
COMPUTATION OF NET CAPITAL	$ 123,345
Total ownership equity (from statement of financial condition)	
Allowable credits:	
Deferred taxes	31,774
TOTAL CAPITAL AND ALLOWABLE CREDITS	155,119
Deductions and/or charges:	
Nonallowable assets:	
Due from affiliated companies	961
Prepaid expenses	630
Deferred selling commissions	141,914
Deferred income tax benefit	1,759
Furniture and equipment	624
Other assets	340
	146,228
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	8,891
Haircuts on securities:	
Investment in shares of beneficial interest	2
NET CAPITAL	$ 8,889
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 54,493
Deductions:	
Deferred taxes	31,774
AGGREGATE INDEBTEDNESS	$ 22,719
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 1,515
Minimum dollar net capital requirement	$ 25
Net capital requirement (greater of above amounts)	$ 1,515
Excess net capital	$ 7,374
Ratio of aggregate indebtedness to net capital	$ 2.56

SCHEDULE II–COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JOHN HANCOCK FUNDS, INC.

DECEMBER 31, 2001

The Company is exempt from Rule 15c3-3 under the provision of paragraph (k) of the Rule at December 31, 2001.

SCHEDULE III–INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JOHN HANCOCK FUNDS, INC.

DECEMBER 31, 2001

The Company is exempt from Rule 15c3-3 under the provision of paragraph (k) of the Rule at December 31, 2001.

SCHEDULE IV–RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

JOHN HANCOCK FUNDS, INC.

DECEMBER 31, 2001

There are no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5, Part II A filing as of December 31, 2001.

Supplemental Report of Independent Auditors



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Independent Auditors' Supplementary Report on Internal Control

The Board of Directors of
John Hancock Funds, Inc.

In planning and performing our audits of the financial statements of John Hancock Funds, Inc. (the "Company") for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of the differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principals generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 4, 2002